Exhibit 99.1

January 7, 2020

Mr. Eric Marsh

Chief Executive Officer

Vine Oil & Gas LP.

5800 Granite Parkway, Suite 550

Plano, Texas 75024

Re: Vine Oil & Gas LP. Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues SEC Pricing Case “As of” January 1, 2020

Dear Mr. Marsh:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas, L.P. (“Vine”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Vine. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine and Natchitoches Parishes, Louisiana. This report excludes effects of commodity derivatives and any unmet midstream commitments by Vine. Our third party evaluation was completed on January 7, 2020. Our conclusions, as of January 1, 2020, are as follows:

SEC Price Case	Net to Vine Oil & Gas, LP.
	Proved Developed		Proved	Total	Probable	Possible
	Producing	Non-producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	434,553.6	13,412.9	1,761,866.4	2,209,832.9	3,585,932.5	455,783.0

Revenues
Gas, $ (100) %	1,005,587,136	31,038,456	4,077,082,880	5,113,708,472	8,298,100,736	1,054,713,664

Total, $	1,005,587,136	31,038,456	4,077,082,880	5,113,708,472	8,298,100,736	1,054,713,664
Expenditures
Ad Valorem Taxes, $	43,132,376	332,923	68,662,264	112,127,563	147,227,456	18,798,350
Severance Taxes, $	36,076,216	727,024	89,775,016	126,578,256	181,460,800	23,061,818
Fixed Operating Expense, $	261,286,896	5,222,728	743,078,400	1,009,588,024	1,519,582,464	195,046,976
Variable Operating Expense, $	40,776,016	1,211,969	168,430,256	210,418,241	341,251,008	43,811,632
Marketing and Fuel, $	41,201,796	1,217,321	169,281,488	211,700,605	343,777,504	44,083,980

Total, $	422,473,300	8,711,965	1,239,227,424	1,670,412,689	2,533,299,232	324,802,756
Investments, $	8,444,488	111,533	1,726,457,434	1,735,013,455	3,860,688,702	488,419,967
Plugging & Abandonment, $	31,252,760	2,101,943	18,887,590	52,242,293	42,175,170	5,386,753

Total, $	39,697,248	2,213,476	1,745,345,024	1,787,255,748	3,902,863,872	493,806,720
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	543,416,704	20,113,016	1,092,510,976	1,656,040,696	1,861,936,768	236,104,368
FNR Disc. @ 10.0%, $	443,546,080	16,853,644	527,767,168	988,166,892	441,079,488	37,430,740

Allocation Percentage by Classification
FNR Disc. @ 10.0%	44.9%	1.7%	53.4%	100.0%	100.0%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report – The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2020 in accordance with the SEC guidelines.

Scope of Work – W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Vine as of January 1, 2020. All of Vine’s probable and possible reserves are undeveloped. Once the reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2020.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.

Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2020 through December 31, 2020.

Property Discussion

Vine currently owns, and operates, an approximate 83% working interest in 318 Proved Developed Producing (“PDP”) wells, an approximate 19% working interest in 47 PDP wells that GeoSouthern operates, and an approximate mean working interest of 7% in 43 PDP wells operated by miscellaneous other 3rd party companies. Vine also owns royalty and mineral interests in 146 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations.

Reserve Estimates

Proved Producing Reserves – Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.

Proved Undeveloped Reserves – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.

Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 1,761,866 MMcf of natural gas.

Probable and Possible Reserves – Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such

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reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2020. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $2.578/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Vine provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $2.314/Mcf.

Operating Expenses and Capital Cost

Monthly operating expenses for wells operated by Vine and other 3rd party companies were provided by Vine. Vine provided W.D. Von Gonten & Co. Vine operated, non-operated, and a blend of both, with 12 months (December 2018—November 2019) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Vine’s recommended fixed and variable costs to each individual operated and non-operated property.

Capital costs associated with the drilling and completion of future undeveloped locations were provided by Vine. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells, were provided by Vine for wells spud from June of 2018 through September of 2019. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.

All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.

Other Considerations

Abandonment Costs – The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.

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Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.

Data Sources – Data furnished by Vine included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Vine. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2020 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.

Thank you for the opportunity to assist Vine with this report.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

John M. Parker

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